SEC FILE NUMBER 1-32381

CUSIP NUMBER 05874B 10 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20 F ☐ Form 11 K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Financial Information, Item 1. Financial Statements; Part II – Other Information, Item 6. Exhibits

PART I

REGISTRANT INFORMATION

Herbalife Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

P.O. Box 309GT, Ugland House, South Church Street

Address of Principal Executive Office (Street and Number)

Grand Cayman, Cayman Islands KY1-1106

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Herbalife Ltd. (“we,” “our,” “us,” “Company” and “Herbalife”) was unable, without unreasonable effort or expense, to file a complete Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 (the “Second Quarter 10-Q”) with the Securities and Exchange Commission (the “SEC”) because of previously disclosed events. Specifically, as previously disclosed on April 8, 2013, KPMG LLP (“KPMG”) notified the Company that KPMG resigned, effective immediately, as the Company’s independent accountant. KPMG stated it had concluded it was no longer independent because of the then-alleged insider trading in the Company’s securities by one of KPMG’s former partners who, until April 5, 2013, was the KPMG engagement partner on the Company’s audit. KPMG advised the Company it resigned as the Company’s independent accountant solely due to the impairment of KPMG’s independence resulting from its now former partner’s unlawful activities and not for any reason related to the Company’s financial statements, its accounting practices, the integrity of the Company’s management or for any other reason.

As a result of the then-alleged insider trading activity by its now former partner and KPMG’s resulting resignation on April 8, 2013, KPMG notified the Company its independence had been impaired and had no option but to withdraw its audit reports on the Company’s financial statements for the fiscal years ended December 31, 2010, 2011 and 2012 and the effectiveness of internal control over financial reporting as of December 31, 2010, 2011 and 2012 and that such reports should no longer be relied upon as a result of KPMG’s lack of independence created by the circumstances described above. The Company’s Audit Committee and management continue to believe that the Company’s financial statements covering the referenced periods, notwithstanding the revisions discussed in Note 2, Significant Accounting Policies under the heading Revision of Prior Period Financial Statements in the Second Quarter 10-Q, fairly present, in all material respects, the financial condition and results of operations of the Company as of the end of and for the referenced periods and may continue to be relied upon and that the Company’s internal control over financial reporting was effective during these periods.

Also, as a result of KPMG’s resignation, the unaudited interim financial information presented in the Second Quarter 10-Q has not been reviewed by an outside independent registered public accounting firm as required by the rules of the SEC. As a result, the Second Quarter 10-Q is considered deficient and the Company continues not to be timely or current in its filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). While the Second Quarter 10-Q does not comply with the requirements of Regulation S-X, and should not be interpreted to be a substitute for the review that would normally occur by the Company’s independent registered public accounting firm, the Company’s Audit Committee and management believe that the interim financial information presented therein fairly presents, in all material respects, the financial condition and results of operations of the Company as of the end of and for the referenced periods and may be relied upon. Except for the absence of this review of the unaudited interim financial information discussed above, the Company believes the Second Quarter 10-Q fully complies with the requirements of the Exchange Act and the Company believes it is prudent to file the Second Quarter 10-Q with the SEC in spite of the current circumstances to provide the financial and other information set forth herein to its shareholders and other interested parties.

On May 21, 2013, the Audit Committee of the Company’s Board of Directors engaged PricewaterhouseCoopers LLP (“PwC”), to serve as the Company’s new independent registered public accounting firm to audit the Company’s financial statements for its fiscal year ending December 31, 2013 and to re-audit the Company’s financial statements for the fiscal years ended December 31, 2012, 2011 and 2010. PwC has also been engaged to review the Company’s interim financial information for the three months ended March 31, 2013, the three and six months ended June 30, 2013, and for the subsequent interim periods.

The Chief Executive Officer and Chief Financial Officer believe, to the best of their knowledge, that the unaudited interim financial information presented in the Second Quarter 10-Q accurately portrays the financial condition of the Company. To that end, they have provided the certifications under Section 302 of the Sarbanes-Oxley Act of 2002 (“SOX”). The SOX Section 906 certification is omitted from the Second Quarter 10-Q only because, as a result of KPMG’s former partner’s actions as described above, the unaudited interim financial information presented in the Second Quarter 10-Q has not been reviewed by an independent registered public accountant under Statement of Auditing Standards 100 (“SAS 100”). The Company believes that the Second Quarter 10-Q otherwise meets all of the qualifications of the Exchange Act and the rules and regulations thereunder governing the preparation and filing of periodic reports as referenced in the certifications. Before the Company’s officers can make a SOX Section 906 certification, PwC must complete its review of the unaudited interim financial information presented in the Second Quarter 10-Q under SAS 100, as required by SEC rules. Once PwC completes its re-audit of the Company’s financial statements for the fiscal years ended December 31, 2012, 2011 and 2010, and completes its SAS 100 review of this unaudited interim financial information and the unaudited financial information for applicable prior periods, the Company will file an amendment to the Second Quarter 10-Q with the SOX Section 906 certification as soon as practicable.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brett R. Chapman	(213)	745-0500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Part 1, Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Second Quarter 10-Q filed on July 29, 2013 for a discussion of changes in the Company’s results of operations from the corresponding period for the last fiscal year, which discussion is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” and any other similar words.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed or incorporated by reference in our filings with the Securities and Exchange Commission. Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in our forward-looking statements include, among others, the following:

•

the resignation of our former independent registered public accounting firm, its withdrawal of its audit reports with respect to certain of our historical financial statements, and any difficulties PricewaterhouseCoopers LLP, our successor accounting firm encounters in the re-audits of such relevant historical financial statements or any material modifications to such historical financial statements PricewaterhouseCoopers LLP believes should be made as a result of such re-audits;

•

any collateral impact resulting from the ongoing worldwide financial environment, including the availability of liquidity to us, our customers and our suppliers or the willingness of our customers to purchase products in a difficult economic environment;

•	our relationship with, and our ability to influence the actions of, our distributors;

•	improper action by our employees or distributors in violation of applicable law;

•	adverse publicity associated with our products or network marketing organization, including our ability to comfort the marketplace and regulators regarding our compliance with applicable laws;

•	changing consumer preferences and demands;

•	our reliance upon, or the loss or departure of any member of, our senior management team which could negatively impact our distributor relations and operating results;

•	the competitive nature of our business;

•

regulatory matters governing our products, including potential governmental or regulatory actions concerning the safety or efficacy of our products and network marketing program, including the direct selling market in which we operate;

•	legal challenges to our network marketing program;

•

risks associated with operating internationally and the effect of economic factors, including foreign exchange, inflation, disruptions or conflicts with our third party importers, pricing and currency devaluation risks, especially in countries such as Venezuela;

•	uncertainties relating to the application of transfer pricing, duties, value added taxes, and other tax regulations, and changes thereto;

•	uncertainties relating to interpretation and enforcement of legislation in China governing direct selling;

•	uncertainties relating to the interpretation, enforcement or amendment of legislation in India governing direct selling;

•	our inability to obtain the necessary licenses to expand our direct selling business in China;

•	adverse changes in the Chinese economy, Chinese legal system or Chinese governmental policies;

•	our dependence on increased penetration of existing markets;

•	contractual limitations on our ability to expand our business;

•	our reliance on our information technology infrastructure and outside manufacturers;

•	the sufficiency of trademarks and other intellectual property rights;

•	product concentration;

•	changes in tax laws, treaties or regulations, or their interpretation;

•	taxation relating to our distributors;

•	product liability claims;

•	whether we will purchase any of our shares in the open markets or otherwise; and

•	share price volatility related to, among other things, speculative trading and certain traders shorting our common shares.

Additional factors that could cause actual results to differ materially from our forward-looking statements are set forth the Second Quarter 10-Q, including under the heading “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our Condensed Consolidated Financial Statements and the related Notes.

Forward-looking statements in this Notification of Late Filing on Form 12b-25 speak only as of the date hereof, and forward-looking statements in documents attached that are incorporated by reference speak only as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

Herbalife Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 29, 2013	By:	/s/ Brett R. Chapman
		Name:	Brett R. Chapman
		Title:	Chief Legal Officer

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